SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

MRI Interventions, Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

55347P209
(CUSIP Number)

January 31, 2018
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 55347P209

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Mellon Group, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship of Place of Organization Florida
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 587,601
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 587,601
	8.	Shared Dispositive Power
9.	Aggregate Amount Beneficially Owned by each Reporting Person 587,601
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☒ Excludes certain Warrants which are subject to 4.99% blocker provisions.
11.	Percent of Class Represented by Amount in Row 9 5.6%[1]
12.	Type of Reporting Person (See Instructions) PN

1.	Based on 10,401,115 shares of common stock outstanding as of November 1, 2017

CUSIP No. 55347P209

ITEM 1:

(a)  Name of Issuer:

MRI Interventions, Inc.

(b)  Address of Issuer’s Principal Executive Offices:

5 Musick, Irvine, California 92618

 ITEM 2:

(a)  Name of Person Filing:

Mellon Group, LLC

(b)  Address of Principal Business Office or, if None, Residence:

Mellon Group, LLC
1201 Barley Mill Road
Greenville, Delaware 19807

(c)  Citizenship:

See Item 4 of the cover page.

(d)  Title of Class of Securities:

Common Stock, par value $0.01 per share

(e)  CUSIP Number:

55347P209

ITEM 3:	IF THIS STATEMENT IS FILED PURSUANT TO §§240.13D-1(B) OR 240.13D-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS A:

Not applicable.

ITEM 4:	OWNERSHIP.

(a)	Amount beneficially owned:

Incorporated by reference from Item 9 of the Cover Page.

(b)	Percent of class:

Incorporated by reference from Item 11 of the Cover Page.

CUSIP No. 55347P209

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote

Incorporated by reference from Item 5 of the Cover Page.

(ii)	Shared power to vote or to direct the vote

Incorporated by reference from Item 6 of the Cover Page.

(iii)	Sole power to dispose or to direct the disposition of

Incorporated by reference from Item 7 of the Cover Page.

(iv)	Shared power to dispose or to direct the disposition of

Incorporated by reference from Item 8 of the Cover Page.

ITEM	5: OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐

ITEM	6: OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Not applicable.

ITEM 7:	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

Not applicable.

ITEM 8:	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

Not applicable.

ITEM 9:	NOTICE OF DISSOLUTION OF GROUP.

Not applicable.

ITEM 10:	CERTIFICATIONS.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

MELLON GROUP, LLC

Dated: February 5, 2018	By:	/s/ Henry Mellon
Name: Henry Mellon Title: President